Exhibit 99.1

Pan American Silver announces filing of 2015 audited annual financial statements

VANCOUVER, March 24, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") has filed its 2015 audited annual financial statements and management's discussion and analysis in relation thereto (the "Statements"), together with its 2015 Annual Information Form (the "AIF"), with the applicable Canadian securities regulatory authorities on SEDAR. The Company has also filed the Statements and the AIF with the United States Securities and Exchange Commission on EDGAR by way of its Annual Report on Form 40-F.

The Statements and the AIF are available on the Company's website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 18:00e 24-MAR-16